UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

August 2023

Commission File Number 001-40301

Infobird Co., Ltd

(Translation of registrant’s name into English)

Unit 532A, 5/F, Core Building 2, No. 1 Science Park West Avenue,
Hong Kong Science Park, Tai Po, N.T., Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 3, 2023, Infobird Co., Ltd, a Cayman Island exempted company (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers listed on the signature pages thereto (the “Purchasers”), in connection with the offer and sale (the “Offering”) of an aggregate of 44,117,648 ordinary shares (the “Shares”) of the Company, par value $0.025 per share. The purchase price per Share is $0.34. The sale of the Shares is being made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-268993) initially filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2022, and declared effective on February 17, 2023, and the prospectus contained therein, as supplemented by the prospectus supplement dated August 4, 2023, filed with the SEC on August 4, 2023.

The Company anticipates to close the Offering on or around August 4, 2023 and to receive gross proceeds from the Offering of approximately $15,000,000. The Company intends to use the net proceeds from the Offering to fund its global business expansion, working capital and general corporate purposes.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and the Purchasers, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended. The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of that agreement, the form of which is attached hereto as Exhibit 10.1.

The legal opinion of Ogier relating to the legality of the issuance and sale of the Shares in the Offering is attached as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

INCORPORATION BY REFERENCE

This report on Form 6-K, including Exhibit 5.1, Exhibit 10.1, and Exhibit 23.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-268993) of the Company, as amended, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description of Exhibit

5.1	Legal Opinion of Ogier
10.1*	Form of Securities Purchase Agreement by and between Infobird Co., Ltd and the purchasers listed on the signature pages thereto
23.1	Consent of Ogier (contained in Exhibit 5.1)

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2023

INFOBIRD CO., LTD

By:	/s/ Yiting Song
Name: Yiting Song
Title: Chief Financial Officer